March 22, 2012

By EDGAR Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	AVEO Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 11, 2011
Form 10-Q for the Quarter Ended September 30, 2011
Filed November 8, 2011
File No. 001-34655

Ladies and Gentlemen:

On behalf of AVEO Pharmaceuticals, Inc. (“AVEO” or the “Company”), I am writing to respond to comments presented by Todd Hardiman of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) during a telephonic conference call on March 19, 2012 with myself and other employees of Company, as well as certain representatives from Ernst & Young, LLP and WilmerHale LLP.

1.	If the development activities that are part of the collaboration arrangement were considered to be a deliverable, please tell us how you believe the allocation of arrangement consideration would be impacted, considering all monetary and non-monetary consideration that would be received by the Company pursuant to the agreement.

As indicated in the Company’s responses to the SEC dated March 1, 2012 and March 12, 2012, the Company believes that the activities in the joint development and commercialization territory, or JDCT, meet the definition of a collaboration arrangement under ASC 808 and represent a separate and separable element of the arrangement and thus should be accounted for as a collaboration arrangement pursuant to ASC 808 and do not represent a separate deliverable under ASC 605-25.

Notwithstanding our view, the Company has evaluated the impact of an alternative view which considers the Company’s responsibilities associated with the development activities in the JDCT as indicated in the agreement and the JDCT Joint Development Plan agreed to at the inception of the agreement (the “Initial Joint Development Plan”) as an obligation of the Company and thus representing a deliverable in the arrangement to be accounted for under ASC 605-25.

In applying this alternative view, the Company considered the specific development activities allocated to it in the Initial Joint Development Plan as its potential obligation and related deliverable. Pursuant to the agreement, any additional clinical trial and other related development costs not reflected in the Initial Joint Development Plan are mutually agreed to by both parties via the Joint Development Committee and the Joint Steering Committee, and therefore are not committed at the inception of the agreement. Therefore, in considering this alternative approach, the Company notes that its potential obligation and related deliverable at the outset of the agreement reflect only those clinical trial and other related development costs allocated to it in the Initial Joint Development Plan. Future changes to the Initial Joint Development Plan would be considered changes to the Company’s deliverables and a re-allocation of the arrangement consideration would occur at that time. In determining the allocation of arrangement consideration and the estimated selling price of such a deliverable, the Company considered all of the consideration, including both monetary and non-monetary consideration that the Company would receive in connection with the development activities in the Initial Joint Development Plan. Such consideration includes both cash consideration to be received under the arrangement and the Company’s right to receive development services from Astellas pursuant to Astellas’ joint and equal responsibility for development in the JDCT.

The Initial Joint Development Plan included $129 million of non-contingent development activities, including FTE costs and third-party costs that were expected to be initiated by the parties during 2011. While AVEO is only responsible for funding 50% of the costs of the activities in the Initial Joint Development Plan, it has been allocated more than 50% of the development activities. Approximately $95 million of such activities were allocated to AVEO. It is important to note that the majority of the activities in the Initial Joint Development Plan represented clinical trials being completed by third-party clinical research organizations. Most of these trials were ongoing at the time the Company entered into the arrangement, and, therefore, the parties concluded that AVEO would continue to be responsible for managing such clinical trials. The $95 million of development activities allocated to AVEO includes $30 million of FTE costs and $65 million of third party costs.

For purposes of applying this alternative view, the Company considered two approaches to identifying the deliverables under the arrangement and determining the estimated selling price of its potential deliverable for development activities. Under the first approach (Approach 1), the Company assumed that all of the development activities outlined in the Initial Joint Development Plan represented potential deliverables. Therefore, the estimated selling price of its potential deliverable for development activities would consider the price the Company would charge for 50% of all of the services to be performed under the Initial Joint Development Plan. As the Company is benefiting equally from the activities performed, the Company determined that its selling price must reflect that 50% benefit to the Company. Under this approach, the Company considered the total monetary and non-monetary consideration to be received for 50% of the development services as $64.5 million, representing the Company’s right under the arrangement to receive some combination of cash consideration and development services from Astellas equal to 50% of the $129 million of total costs that are expected to be incurred under the Initial Joint Development Plan.

The Company’s estimated selling price under the first approach contemplates the $64.5 million of monetary and nonmonetary consideration to be received and also acknowledges that this amount only includes reimbursement for the Company’s costs. Therefore, one might argue the existence of a discount in the FTE costs that the Company is incurring to complete its development activities as a reimbursement for costs approach includes no margin adjustment. All of the third party costs incurred by the Company represent the selling price associated with those activities as these represent third party evidence of the selling price for these services. Since the Company’s FTE rate approximates the Company’s cost, the Company added a margin to its share of the FTE costs of approximately $6 million to represent the high end of an estimated selling price in the event that these services were sold separately. In doing so, the Company used the high end of a reasonable rate per hour for a third-party clinical development consultant compared to AVEO’s hourly FTE rate multiplied by the total number of FTE hours to be provided by AVEO. The $6 million has been added to the $64.5 million of monetary and non-monetary consideration to be received to arrive at the estimated selling price of $70.5 million under the first approach.

Under the second approach (Approach 2), the Company assumed that only those development activities specifically assigned to the Company in the Initial Joint Development Plan represented deliverables under the arrangement. Based on this approach, the total monetary and non-monetary consideration the Company is eligible to receive for those services (based on the Company’s right under the agreement to receive some combination of cash consideration and development services) is equal to 50% of the $95 million of costs for development activities allocated to the Company, or $47.5 million. Similar to Approach 1, this approach takes the view that since the Company is entitled to 50% of its efforts, it would only charge for 50% of its efforts for which the counterparty would receive benefit. Also, this approach does not consider any liability the Company has to pay Astellas for the Company’s share of Astellas’ efforts as a deliverable. Consistent with the first approach, the Company acknowledges that the value assigned to the development activities under the agreement only includes reimbursement for the Company’s costs and therefore is not a true representation of standalone selling price. As such, the Company has added a margin to the FTE costs of approximately $3 million (i.e. one-half of the margin determined in Approach 1 associated with the Company’s FTE activities) in order to arrive at the estimated selling price of $50.5 million under the second approach.

In determining the estimated selling price of the deliverable under both approaches above, the Company noted that the results of the allocations are not sensitive to changes in the estimated selling price of a deliverable for development activities, as evidenced by the relative selling price allocations below, given the proportionate values of the other deliverables in the arrangement, primarily the JDCT License. For example, a 5% increase in the estimated selling price of a deliverable for development activities using the first approach would only reduce the amount of consideration allocated to the JDCT License by $1.1 million to $153.3 million. Similarly, a 5% increase in the estimated selling price of a deliverable for development activities under the second approach would only reduce the amount of consideration allocated to the JDCT License by approximately $836,000 to $146.1 million. Furthermore, regardless of the approach utilized to estimate the selling price of a deliverable for development activities, the amount of revenue recognized related to the JDCT License would not change due to the contingent cap on recognizable revenue as discussed further below.

The Company has evaluated the impact on the allocation of arrangement consideration, including all monetary and non-monetary consideration, of including a deliverable for development activities (the “JDCT R&D Deliverable”) considering both approaches to estimating the selling price of the JDCT R&D Deliverable as follows ($ in 000s):

Approach 1

(in thousands)

Arrangement consideration to allocate:
Upfront payment	$125,000
Monetary and non-monetary consideration	64,500

$189,500

Deliverable	Estimated Selling Price	Relative Percentage	Allocated Consideration
JDCT License	$376,000	81.5%	$154,379
JDCT R&D Deliverable	70,540	15.3%	28,962
RBT Deliverable	15,000	3.2%	6,159

Total	$461,540	100.0%	$189,500

Approach 2

(in thousands)

Arrangement consideration to allocate:
Upfront payment	$125,000
Monetary and non-monetary consideration	47,500

$172,500

Deliverable	Estimated Selling Price	Relative Percentage	Allocated Consideration
JDCT License	$376,000	85.2%	$146,902
JDCT R&D Deliverable	50,520	11.4%	19,738
RBT Deliverable	15,000	3.4%	5,860

Total	$441,520	100.0%	$172,500

In applying both approaches under the alternative view, the arrangement consideration allocated to the JDCT License, which was delivered at the inception of the arrangement and has standalone value as described in the Company’s response to the SEC dated January 11, 2012, exceeds the upfront arrangement consideration of $125 million. In addition, the monetary and non-monetary consideration included in the allocable arrangement consideration represents contingent consideration as it is dependent upon the Company’s future performance of the R&D efforts. As a result, the Company would be limited under both approaches to recognizing revenue of $125 million upon delivery of the JDCT License. As the Company performs the JDCT R&D services and the contingency is resolved, the Company would have to consider how to classify the portion of arrangement consideration that would have been allocated to the JDCT License absent the contingent revenue feature in the statement of operations.

This classification issue is not directly addressed by ASC 605-25. The Company therefore considered the following interpretive guidance on income statement classification of contingent revenue from the Ernst & Young Financial Reporting Developments Revenue-Recognition-Multiple Element Arrangements (Section 4.5.3):

“…[A]n entity must decide if the revenue classification should be consistent with that of either (1) the allocation of revenue to deliverables under the relative selling price allocation or (2) to the delivery of the item that triggered recognition of the contingent revenue (if applicable).

…Absent authoritative guidance, vendors should determine the appropriate classification of the arrangement consideration once recognized based on an evaluation of the applicable facts and circumstances. Once determined, that classification should be consistently applied to all similar arrangements.”

If the Company were to apply the alternative view of considering the development activities as a deliverable, the Company would elect an accounting policy to classify the recognition of the contingent revenue with the item that triggered the recognition of the contingent revenue (i.e., as development revenue as opposed to license revenue). As a result, the amount of revenue classified as license revenue would be fixed at the initial $125 million. In evaluating this contract, the Company would then consider the guidance of ASC 808 for this collaboration arrangement and would classify amounts received as a result of fulfilling its obligations under the JDCT R&D Deliverable as a reduction in operating expenses (research and development expense or general and administrative expense). The Company concluded this classification is appropriate in the circumstances as it reflects the development activities in the JDCT as a joint risk sharing arrangement. This would include contingent amounts that would have been allocated to the license at the onset of the arrangement except for the contingent nature of those amounts.

The Company has evaluated the allocation of arrangement consideration under this alternative view and notes that the alternative allocation of arrangement consideration would result in the Company recognizing license revenue of $125 million upon delivery of the JDCT License, compared to the $120.6 million of license revenue recognized by the Company, resulting in a difference of $4.4 million. The Company does not believe that this difference is material to the Company’s consolidated financial statements for either the three month period ended March 31, 2011 (the period in which the Company delivered the JDCT License) or the year ended December 31, 2011 based upon a quantitative and qualitative assessment.

After considering the impact of this alternative view, the Company continues to believe that its accounting treatment is most appropriate and notes the following:

•

As described in the Company’s response to the Staff dated March 12, 2012, the accounting literature does not define the term “deliverable” and the Company believes that is has made a reasonable judgment that the development activities do not need to be evaluated as deliverables under ASC 605-25.

•

The Company’s accounting conclusion that the activities in the JDCT meet the definition of a collaboration arrangement under ASC 808 and represent a separate and separable element of the arrangement is consistent with current practice in the biotechnology industry for similar arrangements.

•	The Company believes that there are certain conceptual issues that arise in attempting to apply the alternative view:

•

Most significantly, the alternative view would consider specific R&D activities as obligations of the Company even though the Company’s obligation is for a 50% share in the total costs incurred, not to perform specific activities.

•

The relative selling price allocation results in reallocating revenue from the JDCT R&D Deliverable to the JDCT License because the milestone payments received by the Company would not be included in the allocation of arrangement consideration. However, as milestone payments are received under the arrangement, the “discount” on the JDCT License is not as significant as appears at contract inception.

•

This alternative approach is largely based on the fact that specific activities in the JDCT have been assigned to the Company, and the relative-selling price allocation takes this into consideration (that is, if all the activities were assigned to the counterparty, the Company’s obligation would be to simply fund 50% of the counterparty’s costs and no amounts of consideration would be included in the allocation). However, as discussed previously with the staff, the JDCT Joint

Development Plan is a “living” document that changes frequently, and the application of this model would require continuous updating and revisions to the allocation, despite the fact that the Company’s “core” obligation in the agreement to fund 50% of the costs, has not changed. In addition to introducing unnecessary complexity to the accounting, we do not believe this approach provides decision useful information to users of the financial statements.

•	The alternative view described herein results in accounting that is not materially different from that which results from the application of the Company’s accounting conclusion.

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As you may be aware, AVEO filed a Notification of Late Filing of its Form 10-K on Form 12b-25 on Friday March 16, 2012, and, accordingly, the Company must file its Form 10-K no later than March 30, 2012. In light of this deadline, we respectfully request an opportunity to speak with the Staff at your soonest convenience, and preferably this afternoon or the morning of Friday, March 23, 2012, so we can be assured of resolving these remaining issues and making a timely filing of our Form 10-K. Please contact either me or Joseph D. Vittiglio, Esq. of AVEO at (617) 299-5000 with respect to further follow up on these matters.

Very truly yours,

/s/ David B. Johnston

David B. Johnston

Chief Financial Officer of AVEO Pharmaceuticals, Inc.